UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alpine Global Premier Properties Fund

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Shares of Beneficial Interest

(Title of Class of Securities)

02083A 10 3

(CUSIP Number of Common Shares)

Alpine Woods Capital Investors, LLC

2500 Westchester Avenue, Suite 215

Purchase, New York 10577

914-251-0880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Boston, Esq.

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not applicable (1)	Not applicable

(1)          In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

FOR IMMEDIATE RELEASE:

ALPINE GLOBAL PREMIER PROPERTIES FUND ANNOUNCES

APPROVAL OF A TENDER OFFER

Purchase, NY — May 16, 2012 — Alpine Global Premier Properties Fund (NYSE: AWP) (the “Fund”) today announced that its Board of Trustees (the “Board”) has approved a tender offer (the “Offer”) to purchase up to 20% of its issued and outstanding common shares (or approximately 21,489,143 shares as of May 15, 2012), no par value per share.  The Fund currently anticipates that it will commence the Offer this week.

In connection with the Offer, the Fund has suspended any purchases of common shares in the open market pursuant to its previously announced Share Repurchase Plan.

The Tender Offer

Under the Offer, shareholders will have the opportunity to tender some or all of their common shares at a price equal to 95% of the net asset value (“NAV”) per share, determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (the “Purchase Price”).  If more than 20% of the shares are properly tendered and not properly withdrawn, the Fund will purchase shares tendered on a pro rata basis.  Accordingly, shareholders cannot be assured that the Fund will purchase all of their tendered shares.

Shareholders whose shares are purchased in the Offer will be paid the Purchase Price per share, net in cash, less applicable withholding taxes and without interest, as promptly as practicable after the expiration of the Offer period.  The Offer is not contingent upon any minimum number of shares being tendered, but is subject to a number of other terms and conditions specified in the offer to purchase that will be distributed to shareholders.

The information agent for the Offer is AST Fund Solutions, LLC and the depositary for the Offer is American Stock Transfer & Trust Company, LLC.  None of the Fund, its Board, its investment adviser or the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the Offer.  Shareholders, together with their tax and financial advisors, are solely responsible for determining how many shares they will tender, if any, for purchase by the Fund.

The Offer is the most recent action the Fund has taken to enhance shareholder value and pursue efforts to address the discount to NAV per share at which shares have traded.  Earlier actions have included purchasing shares pursuant a Share Repurchase Plan approved earlier this year, implementing a new level distribution policy, and increasing distribution rates.  The Board will re-evaluate the Share Repurchase Plan after the expiration of the Offer.

In approving the Offer, the Board considered a number of factors, including that the Offer could enable shareholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common shareholders; that the Offer is expected to have an accretive impact to NAV per share for common shareholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which shares trade.  The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objectives.  Additionally, the Board considered that the Fund’s investment adviser recommended the Offer to the Board and believed it should enhance shareholder value.  In evaluating the adviser’s recommendation, the Board took into account that the adviser had entered into agreements with certain Fund shareholders, including Western Investment LLC, pursuant to which the investment adviser agreed to recommend a tender offer to the Board.

There can be no assurance that the Offer will cause the discount at which the shares trade to narrow or that the shares will trade at a price equal to their NAV per share.  Likewise, there can be no assurance that the Fund’s Offer will not negatively affect its earnings per share.

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This press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares. The solicitation and offer to buy shares will only be made pursuant to the offer to purchase and the other tender offer documents that the Fund will disseminate to its shareholders.  A free copy of the tender offer documents that will be filed by the Fund with the SEC may be obtained, when filed, from the SEC’s website at www.sec.gov or from the Fund’s website at www.alpinecef.com, or by calling AST Fund Solutions, LLC at (866) 745-0267 (toll free). Shareholders are urged to read these materials carefully prior to making any decision with respect to the Offer.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto.  These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance.  Results may differ due to various factors such as the possibility that shareholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied.  For further details of these risks, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO that we will file and the documents referred to therein. Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

About Alpine Global Premier Properties Fund

Alpine Global Premier Properties Fund is a diversified, closed-end management investment company that seeks total return, consisting of capital appreciation and income.  The Fund’s investment adviser is Alpine Woods Capital Investors, LLC with its principal executive offices located at 2500 Westchester Avenue, Suite 215, Purchase, New York 10577.

For additional information contact:

Marc Rappaport, Alpine Woods Capital Investors, LLC 914-251-0880

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